Exhibit 4.7

LOCK-UP LETTER AGREEMENT

August 22, 2013

Laidlaw & Company (UK) Ltd.
90 Park Avenue – 31st Floor
New York, NY 10016

Dear Sirs:

The undersigned understands that Actinium Pharmaceuticals, Inc., now known as Actinium Corporation (“API”) has entered into (a) a Unit Purchase Agreement, by and among API and each of the purchasers identified on Exhibit A attached thereto (such agreement, as in effect on the date hereof, the “Agreement”) pursuant to which API has issued units of API’s securities (the “Units”), with each Unit having a purchase price of $100,000 and consisting of one hundred eighty-one thousand eight hundred eighteen (181,818) shares of common stock of API (“API Common Stock”) and two Investor Warrants as follows: (i) an "A" Warrant to purchase one hundred eighty-one thousand eight hundred eighteen (181,818) shares of API Common Stock, exercisable at a price of $0.55 per share for a period of one hundred and twenty (120) days from the date of the final closing of the offering, and (ii) a "B" Warrant to purchase ninety thousand nine hundred nine (90,909) shares of API Common Stock, exercisable at a price of $0.825 per share for a period of five (5) years from the date of the final closing, and (b) a 2012 Unit Investor Rights Agreement, by and among API, Laidlaw & Company (UK) Ltd. and each of the investors identified on Exhibit A attached thereto (such agreement, as in effect on the date hereof, the “IRA”).

The undersigned also understands that API has entered into Share Exchange Agreements with Cactus Ventures, Inc., a Nevada corporation, now known as Actinium Pharmaceutical, Inc., a Delwaware corporation  (“Cactus”), pursuant to which Cactus will acquire 100% of the issued and outstanding equity securities of API, in exchange for the issuance of shares of common stock, par value $0.01 per share, of Cactus (the “Cactus Common Stock”), which have been and are to be issued to the shareholders of API, constituting approximately 99% of the issued and outstanding Cactus Common Stock after such issuance (the “Share Exchange”).  As a result of the Share Exchange, API will become the wholly owned subsidiary of Cactus and the former shareholders of API have become the controlling shareholders of Cactus.

In consideration of the execution of the Agreement by the purchasers and consummation of the Share Exchange, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, following the consummation of the Share Exchange, the undersigned will not, directly or indirectly, sell or otherwise transfer any shares of Cactus Common Stock or other securities of Cactus owned by such person (collectively, the “Cactus Securities”) until, the date that is the earlier of (i) December 28, 2013 (twelve (12) months from the closing date of the Share Exchange); or (ii) six (6) months following the effective date of the Registration Statement; provided that (A) if the effective date of the Registration Statement is later than the Current Effectiveness Deadline, then the reference in clause (ii) above to the effective date of the Registration Statement shall be deemed to refer to the date of the Current Effectiveness Deadline; and (B) the foregoing restrictions on the direct or indirect sale or transfer of any Cactus Securities shall not apply with respect to any such sales or transfers (including successive sales or transfers) to (1) any Related Person, (2) any trust for the benefit of any Related Person, or any trustee, conservator, estate, administrator, executor or personal representative of any Related Person, or (3) by means of any proxy, voting trust, 10b5-1 plan or other arrangement; provided, further, that the transferee (including, without limitation, the transferee in any 10b5-1 plan or other arrangement) remains subject to this Agreement and may not effect any public sale of the Cactus Securities during the period during which the sale restrictions set forth in this paragraph are in effect.

Laidlaw & Company

As used in the preceding paragraph, (a) “Current Effectiveness Deadline” shall mean the date of the Effectiveness Deadline under Section 2.2 of the IRA, assuming, for purposes of calculating such date, that the date of the latest Subsequent Closing under the Agreement was no later than the last applicable date upon which a Subsequent Closing may occur under Section 2.2 of the Agreement and the date of the filing of the Registration Statement under the IRA was no later than the Filing Deadline under Section 2.1(c) of the IRA, and (b) “Related Person” shall mean (i) the undersigned, Memorial Sloan-Kettering Cancer Center, Sloan-Kettering Institute for Cancer Research, AHLB Holdings, LLC and their respective direct and indirect subsidiaries (collectively, the “Related Entities”), (ii) the respective affiliates of any of the Related Entities, (iii) the respective employees of any person described in clause (i) or (ii) above, and (iv) the respective family members of any individual described in clause (ii) or (iii) above.

In furtherance of the foregoing, Cactus and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the closing of the Share Exchange, then the undersigned will be released from the undersigned’s obligations under this Lock-Up Letter Agreement.

The undersigned understands that API and the investors will proceed (or have proceeded) with the Agreement and Share Exchange in reliance on this Lock-Up Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement.

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Laidlaw & Company

Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

ACTINIUM HOLDINGS LTD.

By:_________________________________
Name:
Title: